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SECI 11023505 SSION

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SEC MAIL PROCESSING
RECEIVED
NOV 22 2011
WASHINGTON DC
189
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/10 (MM/DD/YY) AND ENDING 9/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murray Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE Loop 323 Suite 200
(No. and Street)

Tyler	TX	75701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Murray 903-561-5588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murray Securities, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DEBBIE L. JONES
MY COMMISSION EXPIRES
May 6, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

November 16, 2011

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323 Suite 200
Tyler , TX 75701

I have audited the accompanying balance sheet of Murray Securities, Inc. , as of September 30, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Murray Securities, Inc. as of September 30, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

Murray Securities, Inc.
BALANCE SHEET
As of September 30, 2011

ASSETS

CURRENT ASSETS		
Cash In Bank	$	10,668.31
Cash in Bank		15,904.50
Investments		65,995.38
Accounts Receivable		5,631.38
Advances		90.50
Total Current Assets		98,290.07
PROPERTY AND EQUIPMENT		
Equipment		40,312.71
Less: Accumulated Depreciation		(25,429.62)
Net Property and Equipment		14,883.09
TOTAL ASSETS	$	113,173.16

The footnotes are an integral part of the financial statements.

Murray Securities, Inc.
BALANCE SHEET
As of September 30, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	769.41
Accrued Liabilities		5,882.00
Total Current Liabilities		6,651.41
LONG-TERM LIABILITIES		
Total Liabilities		6,651.41
STOCKHOLDERS' EQUITY		
Capital Stock, $0 par value, 10,000 shares authorized, 500 shares issued and outstanding		10,000.00
Paid in Excess		60,000.00
Retained Earnings		36,521.75
Total Stockholders' Equity		106,521.75
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	113,173.16

The footnotes are an integral part of the financial statements.

Murray Securities, Inc.

		12 Months Ended September 30, 2011
Revenues		
Commissions Earned	$	1,082,783.81
Other Income		870.55
Interest Income		15,634.71
Total Revenues		1,099,289.07
Operating Expenses		
Employee compensation and ben		945,954.14
Floor brokerage, exchange, and c		62,362.43
Communications and data proces		12,490.34
Occpancy		45,207.00
Other expenses		58,414.23
Total Operating Expenses		1,124,428.14
Operating Income (Loss)		(25,139.07)
Net Income (Loss)	$	(25,139.07)

The footnotes are an integral part of the financial statements.

Murray Securities, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended September 30, 2011
Beginning of Period	$	61,660.82
Plus: Net Income	$	(25,139.07)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	36,521.75

The footnotes are an integral part of the financial statements.

Murray Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended September 30, 2011

		2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(25,139.07)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		6,308.74
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Investments		(1.98)
Accounts Receivable		24,531.42
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		769.41
Accrued Liabilities		(3,212.00)
Total Adjustments		28,395.59
Net Cash Provided By (Used in) Operating Activities		3,256.52
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,256.52
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		23,316.29
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	26,572.81

The footnotes are an integral part of the financial statements.

MURRAY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock		Preferred Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at October 1, 2010	500	$ 10,000	$ -	$ -	500	$ 60,000	-	$ -	$ 61,660	$ 131,660
Net Income	-	-	-	-	-	-	-	-	(25,139)	(25,139)
Capital Transactions	-	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	-	-
Balance at September 30, 2011	500	$ 10,000	$ -	$ -	500	$ 60,000	-	$ -	$ 36,521	$ 106,521

The footnotes are an integral part of the financial statements.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Murray Securities, Inc. and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Murray Securities , Inc. (the Company) was incorporated in the State of Texas effective October 17, 2006. The Company has adopted a fiscal year ended September 30.

Description of Business

The Company, located in Tyler, Texas, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2011

Concentrations

The primary concentration of revenue are from sales of mutual funds, equities, and corporate bonds.

Income taxes

Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board (FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts to existing assets and liabilities and their respective tax bases. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in years in which such temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in the statement of operation of the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not some portion of the deferred tax asset will not be realized.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1, however, the net capital computation per the audited report found $90.50 in employee advance to be unallowable and included a change in haircuts of $422, both immaterial changes to the unaudited Part IIA of the FOCUS report; the net effect of these changes caused no material difference in reported net capital. Other than these changes and the minor adjustments set forth herein, there were no material inadequacies found to exist or found to have existed since the date of the previous audit.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2011

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..
>
> *Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.
>
> *Level 3* – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at September 30, 2011 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
September 30, 2011		
Money Market Funds	$ 0.00	$ 0.00
Government Bonds	65,995.38	65,995.38
Total	$ 65,995.38	$ 65,995.38

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments were: interest $9.07, and capital gains, $1,98.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
September 30, 2011		
Money Market Funds	$ 0.00	$ 0.00
Government Bonds	65,995.38	65,995.38
Total	$ 65,995.38	$ 65,995.38

Cost and fair value of money market funds and marketable securities at September 30, 2011 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
September 30, 2011				
Held to Maturity:				
Money Market Funds	$ 0.00	0.00	0.00	$ 0.00
Government Bonds	65,995.38	0.00	0.00	65,995.38
Totals	$ 65,995.38	57.00	0.00	$ 65,995.38

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Office Equipment	3-7 years	$	8,210
Furniture and fixtures	7 years		19,969
Leasehold improvements	6 years		12,133
			40,312
Less – accumulated depreciation			(25,429)
Total		$	14,883

Depreciation expense was $6,308.74 for the year September 30, 2011 and is included in the operating expenses in the accompanying statement of income.

NOTE G – RENT

The Company leases office space under a long-term non-cancelable lease. The rent expense for September 30, 2011 was $45,207.00. Minimum lease payments under the lease at September 30, 2011 are as follows:

2012	$	45,207
Total	$	45,207

NOTE H – ADVERTISING

The advertising expense for the year was $1,190.80; the entire amount was expensed as incurred.

NOTE I – EMPLOYEE BENEFIT PLAN

The Company has adopted a Simplified Employee Pension Plan for employees. The company contributes the lesser of 25% of employee compensation or a maximum amount of $40,000 for any one employee. The Company contributed $59,302.76 to the Plan for the year ended September 30, 2011.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2011

NOTE J – DEFERRED INCOME TAXES

The Company did not provide the guidance provided by Financial Accounting Standards Board (FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. This is a violation of Generally Accepted Accounting Principles. Had the pronouncement been followed the Company would have a deferred tax asset of $4,104.71.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended September 30, 2011

Murray Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended September 30, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 106,521.75
Nonallowable assets:		
Fixed Assets	14,883.00	
Accounts receivable – other	90.50	(14,973.50)
Other Charges		
Haircuts	740.27	
Undue Concentration	0.00	(740.27)
Net allowable capital		$ 90,807.98

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 444.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 41,321.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 6,651.41
Percentage of aggregate indebtedness to net capital	7.32%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of September 30, 2011	$ 92,090.00
Adjustments:	
Change in Equity (Adjustments)	(769.00)
Change in Non-Allowable Assets	(91.00)
Change in Haircuts	(422.00)
Change in Undue Concentration	0.00
NCC per Audit	90,808.00
Reconciled Difference	$ (0.00)

Murray Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended September 30, 2011

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at October 1, 2010		$ -
Additions	-	
Reductions	-	
Balance of such claims at September 30, 2011		$ -

REPORT ON INTERNAL CONTROL

For the year ended September 30, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

November 15, 2011

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323
Suite 200
Tyler, TX 75701

In planning and performing my audit of the financial statements and supplemental schedules of Murray Securities, Inc. for the year ended September 30, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended September 30, 2011

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323 Suite 200
Tyler, TX 75701

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2010 to December 31, 2010, which were agreed to by Murray Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Murray Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Murray Securities, Inc.'s management is responsible for Murray Securities, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $2,168.00.

2. Compared audited Total Revenue for the period of October 01, 2010 through the September 30, 2011 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting a difference of 15.83.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Murray Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr

November 15, 2011

MURRAY SECURITIES, INC.
SIPC RECONCILIATION
FOR THE YEAR ENDED SEPTEMBER 30, 2011

Murray Securities SIPC Reconciliation	30-Sep-11	SIPC 7	AUDIT	Difference
2. Total Revenue FOCUS IIA Line 9		$ 1,099,289	$ 1,099,289.00	$ -
2b. Additions				
2b(1) (Rev from securities subsidiaries)		$ -	$ -	
2b(2) (Loss from principal transactions in trading accts)		$ -	$ -	
2b(3) (Loss from principal transactions in commodities)		$ -	$ -	
2b(4) (Interest & Dividends deducted in computing 2a)		$ -	$ -	
2b(5) (loss from mgmt in participation in underwritings/distributions)		$ -	$ -	
2b(6) (Other expenses of underwritings)		$ -	$ -	
2b(7) (Net loss in investment accounts)		$ -	$ -	
Total Additions		$ -	$ -	$ -
2c. Deductions				
2c(1) (deductions from distributions of investment co., annuities, advisory and futures)		$ 173,815.00	$ 173,815.00	
2c(2) (Revenues from commodities)		$ -	$ -	
2c(3) (Commissions to other b/d's)		$ 51,932.00	$ 51,932.00	
2c(4) (Reim for proxy postage)		$ -	$ -	
2c(5) (Gain from investment accounts)		$ 11.00	$ 11.00	
2c(6) (Markups on Treasuries and CD's)		$ -	$ -	
2c(7) (Printing and advertising of underwritings)		$ -	$ -	
2c(8) (non-securities related revenue)		$ -	$ -	
2c(9)(i) (Interest/dividend expense (FOCUS IIA / Line 13))	$ -		$ -	
2c(9)(ii) (40% of margin interest earned (FOCUS I Only)	$ 6,254.00			
2c(9)		$ 6,254.00	$ -	
Total Deductions		$ 232,012.00	$ 225,758.00	$ (6,254.00)
SIPC Net Operating Revenues		$ 867,277.00	$ 873,531.00	$ 6,254.00
2.A.General Assessment	0.0025	$ 2,168.19	$ 2,183.83	$ 15.63
2.B. SIPC 6 Payment		$ 1,170.00	$ 1,170.00	$ -
2.C. Prior Year Overpayment		$ -	$ -	
2.D. Assessment Balance		$ 998.19	$ 1,013.83	
SIPC 7 Paid		$ -	$ 998.00	$ (998.00)
Underpayment (Overpayment)			$ 15.83	

See Accountant's Report